UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of January 2002

DUCATI MOTOR HOLDING SPA
(Translation of Registrant's Name Into English)

Via Cavalieri Ducati, 3
40132 Bologna
Italy

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X___

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Ducati Motor Holding SpA - Exhibits Index

1.1	Press Release dated 22 January 2002 announcing fifth consecutive year of record revenues for 2001
1.2	Italian version of press release dated 22 January 2002 announcing fifth consecutive year of record revenues for 2001

Exhibit 1.1

DUCATI MOTOR HOLDING ANNOUNCES FIFTH CONSECUTIVE YEAR OF RECORD REVENUES FOR 2001

- APPOINTS NEW CEO OF U.S. OPERATIONS -

Bologna, Italy, January 22, 2002 - Ducati Motor Holding S.p.A. (NYSE: DMH, Milan's Telematico: DMH), *a leading manufacturer of high performance motorcycles, today announced record consolidated revenues for the fourth quarter and full year, ended December 31, 2001.*

For the fourth quarter, revenues were Euro 123.9 million (US$110.5 million) representing a growth of 18.4% over the same period in 2000. Revenues from Ducati motorcycles for the period increased 19.7% to Euro 108.5 million and represented 87.6% of revenues. Motorcycle-related products, including spare parts, technical accessories and apparel, rose 8.9% to Euro 15.0 million over the comparable period in the previous year.

For 2001, revenues were Euro 407.3 million (US$362.9 million) representing like-for-like growth of 9.2% over 2000. Total sales were up 7.3% from Euro 379.5 million (US$334.3 million) during the previous year. This discrepancy is due to a decrease of "miscellaneous other sales" of Euro 6.5 million, reflecting the one-off buy-back of inventory from the newly established UK subsidiary from the previous importer in January 2000. Revenues from Ducati motorcycles increased 9.0% to Euro 344.9 million and represented 84.7% of revenues. Motorcycle-related products rose 9.8% to Euro 61.4 million over the same period last year.

"The fourth quarter showed a notable improvement in our revenue growth, making it the strongest quarter of the year, mostly thanks to a strong December," said Carlo Di Biagio, Chief Executive Officer of Ducati Motor Holding. "All in all, I am very satisfied with our sales in 2001, given the volatile climate of recent months. In particular, towards the end of the year, we have seen enthusiastic acceptance of our model year for 2002 – especially the 998 Superbike – and are seeing the benefits of the re-organization of our North American subsidiary."

While official world registrations data for the period are not yet available, the Company's best estimates suggest that fourth quarter registrations showed an improvement, growing around 2% versus previous year. Registrations for 2001 are estimated to have grown approximately 1%, with weakness in the US (-23%) and in Italy (-3%) more than offset by strength in Japan (+51%), in the UK (+10%), and France (+8%).

During the fourth quarter of 2001, new independent Ducati Stores exclusively selling Ducati motorcycles and accessories were opened, including one in Zurichsee (Switzerland), Nantes (France), Regensburg (Germany), Matsudo Chiba and Tomei Yokohama (Japan), bringing the total to 88 stores worldwide at year-end.

In addition, the Company announced the appointment of Joseph Piazza, 36, as Chief Executive Officer of Ducati North America. The appointment is effective as from February 4, 2002, and Mr. Piazza will report directly to Nicola Greco, Vice President of Global Sales and Marketing at Ducati Motor Holding.

Mr. Piazza brings to Ducati North America over ten years of experience of the motorcycle industry and is the third generation in his family to be involved in the motorcycle world. He has worked in sales, marketing, product strategy, operations and finance for a number of leading motorcycle-related companies in the US. During his career, he has been General Manager of Tucker Rocky and Helmet House, the largest motorcycle helmet, leather apparel and accessories distributor in the US. Most recently, and for the last four years, Mr. Piazza held the position of Senior Vice President of Sales and Marketing for Global Motorsport Group/Custom Chrome, the largest independent manufacturer and distributor of after-market parts and accessories for Harley Davidson and Japanese motorcycles.

"I have been a passionate motorcyclist all my life and cannot wait to take on this role for one of the world's most exciting motorcycle companies," said Mr. Piazza. "There are huge opportunities for Ducati in

the US, and I look forward to exploiting them with my lifetime of experience of the motorcycle industry and understanding of the US market."

"Joseph Piazza is exactly what we need to build Ducati into the leading performance motorcycle brand in the US," added Carlo di Biagio. "I am confident that his broad experience and enthusiasm for motorcycles are a perfect combination to build up this hugely important market for Ducati."

Please note: These data are preliminary and may be subject to minor changes. Final data will be announced on February 15, 2002, along with 2001 net earnings results.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won nine of the last eleven World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in four market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster and SportTouring. The company's motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.Ducati.com.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in the Company's 2000 annual report, filed with the U.S. Securities and Exchange Commission on Form 20-F, dated July 2, 2001.

For further information, please contact:

Christopher Spira
Director, Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223

Exhibit 1.2

DUCATI MOTOR HOLDING ANNUNCIA FATTURATO RECORD PER L'ESERCIZIO 2001 PER IL QUINTO ANNO CONSECUTIVO

- NOMINA IL NUOVO AMMINISTRATORE DELEGATO DELLA FILIALE AMERICANA -

Bologna, 22 gennaio 2002 – Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), *la casa costruttrice di motociclette ad alte prestazioni ha annunciato risultati record di fatturato consolidato sia per il quarto trimestre che per l'esercizio chiuso in data 31 dicembre 2001.*

Nel quarto trimestre, il fatturato è stato di 123,9 milioni di Euro (US$110,5 milioni), con una crescita del 18,4% rispetto allo stesso periodo del 2000. Per il periodo trascorso, i ricavi delle vendite di motociclette Ducati sono stati di 108,5 milioni di Euro, pari ad un aumento del 19,7%, e all'87,6% del fatturato. Le vendite di prodotti non-moto – parti di ricambio, accessori tecnici e abbigliamento – hanno raggiunto i 15,0 milioni di Euro, pari ad una crescita dell'8,8% rispetto allo stesso periodo dell'anno precedente.

Nel 2001, il fatturato totale è stato di 407,3 milioni di Euro (US$362,9 milioni) pari ad un aumento su base confrontabile del 9,2% rispetto al 2000. Le vendite totali sono cresciute del 7,3% rispetto al 379,5 milioni di Euro (US$334,3 milioni) dell'anno precedente. Questa discrepanza si deve ad un decremento di 6,5 milioni di Euro in termini di vendite di miscellaneous 'altro', che riflette l'acquisizione straordinaria di inventario effettuata da parte della filiale inglese dal precedente importatore, nel 2000. I ricavi derivanti dalla vendita di motociclette sono aumentati del 9,0%, raggiungendo i 344,9 milioni di Euro, pari all'84,7% del fatturato. Le vendite di prodotti non-moto sono state di 61,4 milioni di Euro, in crescita del 9,9% rispetto all'anno precedente.

"In termini di fatturato, il quarto trimestre è stato il migliore dell'intero anno, grazie soprattutto ad un forte dicembre", ha commentato Carlo Di Biagio, Amministratore Delegato Ducati Motor Holding. "Dato il clima volatile degli ultimi mesi, sono molto soddisfatto dei risultati di vendita del 2001. In particolare, verso la fine dell'anno, abbiamo riscontrato un'accoglienza entusiastica dei modelli 2002 – e specialmente della Superbike 998. Stiamo anche beneficiando dei primi effetti positivi della riorganizzazione della filiale Nordamericana."

Mentre per il quarto semestre i dati ufficiali delle immatricolazioni – la misura delle vendite al dettaglio – non sono ancora disponibili, le stime della Società suggeriscono un miglioramento di circa il 2% rispetto all'anno precedente. Si stima che le immatricolazioni per il 2001 siano aumentate di quasi l'1%: in diminuzione negli USA (-23%) e in Italia (-3%) più che bilanciate dalla crescita in Giappone (+51%), in Inghilterra (+10%) e in Francia (+8%).

Nel quarto trimestre 2001 sono stati aperti nuovi Ducati Store indipendenti in varie località, fra cui Zurichsee (Svizzera), Nantes (Francia), Regensburg, (Germania), Matsudo Chiba e Tomei Yokohama (Giappone), per un totale di 88 negozi esclusivisti di motociclette ed accessori Ducati a fine anno 2001, su scala mondiale.

Inoltre, la Società ha annunciato la nomina di Joseph Piazza, 36 anni, ad Amministratore Delegato di Ducati North America. La sua carica sarà effettiva dal 4 febbraio 2002 e riporterà direttamente a Nicola Greco, Vice Presidente Commerciale e Marketing di Ducati Motor Holding.

Joseph Piazza porta in Ducati North America oltre dieci anni di esperienza nell'industria motociclistica e appartiene alla terza generazione di una famiglia fortemente partecipe del mondo motociclistico. Ha operato in ambito commerciale e marketing, in strategia di prodotto, gestione e amministrazione per diverse aziende legate al mondo motociclistico negli Stati Uniti. Fra i ruoli ricoperti, quello di Direttore Generale per la Tucker Rocky and Helmet House, il più grande distributore di caschi, abbigliamento in pelle e accessori negli USA. Più recentemente, e per gli ultimi quattro anni, Piazza ha ricoperto la posizione di Senior Vice President Commerciale e Marketing per il Gruppo Global Motorsport/Custom Chrome, il maggiore produttore e distributore indipendente di ricambi post-vendita e accessori per motociclette Harley Davidson e di produzione giapponese.

"Sono sempre stato un appassionato motociclista e sono ansioso di ricoprire questo ruolo per una delle più entusiasmanti aziende motociclistiche del mondo," ha commentato Joseph Piazza. "Ci sono enormi opportunità per Ducati negli Stati Uniti e io sono pronto a sfruttarle, con la mia pluriennale esperienza dell'industria motociclistica e conoscenza del mercato americano."

"Joseph è decisamente l'uomo di cui abbiamo bisogno per portare Ducati ad essere il primo marchio di moto ad alte prestazioni negli Stati Uniti," ha aggiunto Carlo Di Biagio. "Sono fiducioso che la sua ampia esperienza e il suo entusiasmo per le motociclette siano una combinazione perfetta per accrescere questo mercato fondamentale per Ducati."

Nota: I dati presentati sono preliminari e possono essere soggetti a leggeri cambiamenti. I dati definitivi saranno annunciati in data 15 febbraio 2002, con i risultati di utile per l'esercizio 2001.

*Fondata nel 1926, la Ducati produce motociclette di ispirazione sportiva, caratterizzate da potenti motori "desmodromici", design innovativo e tecnologia all'avanguardia. La gamma di moto Ducati comprende 4 segmenti di mercato, che variano per caratteristiche tecniche e di design e per tipologia di clientela: Superbike, Super Sport, Monster e SportTouring. Le moto sono vendute in oltre 40 paesi in tutto il mondo, con una concentrazione maggiore nei mercati europeo e nord-americano. Ducati si è aggiudicata dieci degli ultimi dodici titoli del Campionato Mondiale Superbike e più vittorie individuali di tutte le altre case concorrenti messe assieme. Per ulteriori informazioni sulla società, potete visitare il nostro sito web **http://www.Ducati.com**.*

Questo comunicato stampa contiene affermazioni e previsioni future soggette a rischi che potrebbero causare differenze sostanziali tra i risultati effettivi e quelli anticipati, così come descritto nel prospetto della Società del 23 marzo 1999.

Per informazioni contattare:

Christopher Spira
Direttore, Investor Relations e Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING S.p.A.

By: ______________________

Name: Federico Minoli

Title: Chairman

Date: 22 January 2002